

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

August 2, 2010

A. Dale Mayo
President and CEO
Cinedigm Digital Cinema Corp.
55 Madison Avenue, Suite 300
Morristown, NJ  07960

> **Re:  Cinedigm Digital Cinema Corp.**
> **Amendment No. 1 to Form S-3**
> **Filed June 18, 2010**
> **File No. 333-166061**

Dear Mr. Mayo:

We have reviewed your acceleration request dated July 29, 2010 in connection with the above-referenced registration statement and the current report on Form 8-K filed on July 30, 2010 and we have the following comments.

1.  We note that on July 26, 2010, you entered into a stock purchase agreement with Grassmere Partners related to the sale of 347,222 shares of your Class A common stock. Please provide us with a detailed analysis regarding why this concurrent offering should not be integrated into your public offering and, specifically, whether your registration statement constituted a general solicitation for purposes of your concurrent offering. Refer to Securities Act Release No. 8828 (Aug. 10, 2007) and Question 139.25 of our Securities Act Sections Compliance and Disclosure Interpretations.

2.  We note that Peter C. Brown, the chairman of Grassmere Partners, is named as a nominee for election to your board of directors in your definitive proxy statement filed on July 29, 2010.  Tell us what consideration you gave to disclosing your transaction with Grassmere Partners in your definitive proxy statement.  Refer to Item 13 of Form 10-K and Item 404(a) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments, please contact Matthew Crispino at (202) 551-3456. Should you require further assistance, you may contact the undersigned at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief- Legal

cc:     Via Facsimile: (212) 808-7897
        Carol W. Sherman Esq.
        Kelley Drye & Warren LLP